Taking Back Freedom - Daplie.mp4 (2m 31s) 1 speaker (Speaker 1)

[0:00:05] Speaker 1: We live in a world where one value is prized above all others, freedom. Freedom to speak. Freedom to move. Freedom to live. That's what allows us to chart our own course, to be who we are and to determine our own way. When you think about the internet, why should it be any different? Shouldn't technology make us more free? In today's digital world, you might think that your cloud service gives you freedom. But the big print giveth. And the small print taketh away. Whether you know it or not, our search for convenience has led us to give up certain freedoms. Freedoms like ownership, privacy, permission. When it comes to cloud services, we've essentially uploaded all of our belongings to someone else's computer. So that person or business could then turn around and rent those things back to us, all for a monthly fee. Our own stuff. Stuff that we paid for. Why are we okay with that? Maybe you're not. That's where Daplie comes in. We wanna help you take back what's being lost; our moments, our memories, the music that shaped our lives. We wanna help take the power to choose; how, when, and where our digital lives unfold. It's why we've created Cloud by Daplie. It's the first personal home cloud that gives you back the keys. No more renting. No more contracts. No more using your data to sell you stuff because we believe convenience shouldn't come at such a cost. Are you ready to take back your digital life? Join us. Become the master of your domain at daplie.com. [singing] [0:02:15]





Daplie Cloud.mp4 (2m 44s) 2 speakers (Speaker 1, Speaker 2)

[0:00:11] Speaker 1: This is not the future I was promised. It's like they took the smart in smartphone and replaced it with not enough storage phone.

[0:00:18] Speaker 2: Dude, just sync it to your computer. It's not that hard.

[0:00:21] Speaker 1: Yes, I've already tried that.

[0:00:22] Speaker 2: What about iCloud?

[0:00:23] Speaker 1: They keep trying to get me to pay for more storage. Offline storage worked just fine five years ago, but now all of my devices are made with limited storage. So, the man can lock me in to some kind of lifetime subscription plan. All of the other cloud storage companies want to take my stuff and rent it back to me. I want modern storage that's reliable and convenient to access wherever I am in the world. I want a cloud with enough storage to last a lifetime, not fees. I want a cloud that keeps my phone free to take photos. A cloud that lets me stream my entire music library, even the family friendly edits, indie bands, and special editions, T-Swift included. Enter cloud by Daplie, a private and shareable cloud that actually delivers on the promise of you having access to all of your stuff from anywhere. It goes in your house and looks great next to that photo of you and mom. You plug in ethernet here, power there, and stack as much storage as you need. Choose a URL and you're immediately up and running. It's a physical space for your digital stuff, address included. Just like your home has an address, cloud has an address that you choose like TheJoneses.com. It uses your private home internet connection, not public servers that belong to someone else. Cloud's smart enough to know things like how to sync files between devices, when to free up space on your phone, and of course no server should be without good security. With cloud, I have a clear view of who I've shared my stuff with and who can stream what I've shared. Watch this. I can easily grant people access to things I choose and just as easily revoke it. Cloud has no lame restrictions. Who I can share with, or how many devices I can use at a time. So, I can just pay once for the space I need, you know, actually buy and own it. None of this renting subscribing shenanigans. Expandable, affordable, secure. This is the future I was promised. Join us in making the internet great again. Pre-order now and be among the first to get a cloud of your own. [0:02:26]







Daplie Home.mp4 (1m 36s) 1 speaker (Speaker 1)

[0:00:03] Speaker 1: Home. A word we often take for granted. It's the place we reside, where we hang our hat, it's where we live, where we're always welcome. Home is where we connect and where we feel safe. So, it's important that we guard it closely. Home has changed over the years. It knows when to turn on the lights and when to turn down the thermostat. Home even knows how to unlock the door. Like a good family member, home is learning who we are, our habits, our likes, dislikes, it's gotten smarter. A smart home, they say, but is it truly smart? Where does all that data go? Who is in control? Who opened the back door? Well maybe a smart home hosted in the cloud isn't that smart at all. What we really need is our own cloud with no strings attached, no monthly fees, no back doors, no security risks, without losing the convenience we love. Now, wouldn't that be smart? A private home system that makes life easier and learns to do things without being asked. A system that keeps home secure while letting you keep an eye on those you love, knowing you are the only one watching. Home is part of who we are and where we should always feel safe. [0:01:31]